Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 17 DATED FEBRUARY 2, 2023
TO THE PROSPECTUS DATED APRIL 18, 2022

This document supplements, and should be read in conjunction with, our prospectus dated April 18, 2022, as supplemented by Supplement No. 1 dated May 6, 2022, Supplement No. 2 dated May 17, 2022, Supplement No. 3 dated June 3, 2022, Supplement No. 4 dated July 1, 2022, Supplement No. 5 dated July 6, 2022, Supplement No. 6 dated August 3, 2022, Supplement No. 7 dated August 16, 2022, Supplement No. 8 dated September 2, 2022, Supplement No. 9 dated October 4, 2022, Supplement No. 10 dated October 31, 2022, Supplement No. 11 dated November 2, 2022, Supplement No. 12 dated November 18, 2022, Supplement No. 13 dated December 2, 2022, Supplement No. 14 dated December 9, 2022, Supplement No. 15 dated December 19, 2022 and Supplement No. 16 dated January 4, 2023. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•our daily net asset value, or NAV, per share for our common stock for the month of January 2023; and
•our entry into a second amended and restated loan agreement with Wells Fargo for our line of credit.

Historical NAV per Share

The following table sets forth the NAV per share for the Class A, Class I, Class T, Class D, Class M-I, Class T2 and Class N shares of our common stock on each business day for the month of January 2023. There were no Class S shares of our common stock outstanding during this period.

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share	NAV per Class D Share*	NAV per Class M-I Share	NAV per Class T2 Share	NAV per Class N Share**
January 3, 2023	$16.42	$16.51	$16.54	$16.53	$16.42	$16.36	$16.43
January 4, 2023	$16.44	$16.54	$16.57	$16.56	$16.44	$16.38	$16.45
January 5, 2023	$16.41	$16.51	$16.54	$16.53	$16.42	$16.36	$16.43
January 6, 2023	$16.44	$16.54	$16.56	$16.56	$16.44	$16.38	$16.45
January 9, 2023	$16.44	$16.54	$16.57	$16.56	$16.44	$16.38	$16.45
January 10, 2023	$16.44	$16.54	$16.57	$16.56	$16.44	$16.38	$16.46
January 11, 2023	$16.47	$16.57	$16.60	$16.59	$16.48	$16.41	$16.49
January 12, 2023	$16.48	$16.59	$16.62	$16.61	$16.49	$16.43	$16.50
January 13, 2023	$16.48	$16.58	$16.61	$16.60	$16.48	$16.42	$16.49
January 17, 2023	$16.48	$16.58	$16.61	$16.61	$16.49	$16.43	$16.50
January 18, 2023	$16.47	$16.58	$16.61	$16.60	$16.48	$16.42	$16.49
January 19, 2023	$16.47	$16.58	$16.60	$16.60	$16.48	$16.41	$16.49
January 20, 2023	$16.48	$16.59	$16.62	$16.61	$16.49	$16.43	$16.50
January 23, 2023	$16.49	$16.60	$16.63	$16.62	$16.50	$16.44	$16.52
January 24, 2023	$16.13	$16.23	$16.26	$16.26	$16.14	$16.08	$16.15
January 25, 2023	$16.13	$16.23	$16.26	$16.25	$16.14	$16.08	$16.15
January 26, 2023	$16.14	$16.24	$16.27	$16.27	$16.15	$16.09	$16.16
January 27, 2023	$16.15	$16.25	$16.28	$16.28	$16.17	$16.10	$16.18
January 30, 2023	$16.14	$16.25	$16.27	$16.27	$16.16	$16.09	$16.17
January 31, 2023	$15.94	$16.04	$16.07	$16.06	$15.95	$15.89	$15.95

*Class D shares are currently being offered pursuant to a private placement offering.

**Class N shares are not available for purchase except through our distribution reinvestment plan.

Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined.

Operating Information

The section of our prospectus under "Operating Information—Indebtedness" beginning on page 108 is updated to include the following:

On January 27, 2023, a group of single purpose entities structured as limited liability companies (each a “Borrower” and collectively, the “Borrowers”), each of which has as its sole member the Operating Partnership, entered into a Second Amended and Restated Revolving Loan Agreement and Omnibus Amendment to Loan Documents, dated as of January 27, 2023, by and among the Borrowers, Wells Fargo Bank, National Association, as administrative agent and lender (“Wells Fargo”), and the other lending institutions that may become parties thereto (the “Revised Wells Fargo line of credit”). We also serve as guarantor.

The Revised Wells Fargo line of credit amends and restates the Amended and Restated Revolving Loan Agreement and Omnibus Amendment to Loan Documents, dated February 27, 2018, as amended, with Wells Fargo. The Revised Wells Fargo line of credit has an initial maximum capacity of $100,000,000 and is expandable up to a maximum capacity of $250,000,000 at our request upon satisfaction of specified conditions. Each requested expansion must be for at least $25,000,000 and may result in the Revised Wells Fargo line of credit being syndicated.

The Revised Wells Fargo line of credit incurs interest based on the 30-day average of the secured overnight financing rate ("SOFR") plus a spread which is 200 - 225 basis points depending on the debt yield. The Revised Wells Fargo line of credit matures on February 28, 2025, after which the Borrowers will have no further right to extend the term of the loan.

At any time, the borrowing capacity under the Revised Wells Fargo line of credit is based on the lesser of (1) an amount equal to 65% of the aggregate value of the properties in the collateral pool as determined by lender appraisals, (2) an amount that results in a minimum debt yield of 10% based on the in-place net operating income of the collateral pool as defined or (3) the maximum capacity of the Revised Wells Fargo line of credit. Proceeds from the Revised Wells Fargo line of credit can be used to fund acquisitions, redeem shares pursuant to our redemption plan and for any other corporate purpose. As of the closing date of January 27, 2023, our maximum borrowing capacity was $100,000,000, our outstanding balance was $87,800,000 and our weighted average interest rate was 6.31%.

The Revised Wells Fargo line of credit contains customary representations, warranties, borrowing conditions and affirmative, negative and financial covenants, including that there must be at least six properties in the collateral pool at all times, and the collateral pool must also meet specified concentration provisions, unless waived by the lender. In addition, the guarantor must meet tangible net worth hurdles. As of January 27, 2023, we were in compliance with all covenants.